June 27, 2012

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BFC Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 1-09071

Dear Ms. Blye:

Set forth below is our response to the comment of the Staff regarding the above-referenced Form 10-K contained in your letter to Alan B. Levan, dated June 15, 2012.

General

1.	We note that a 2010 news article reports that Benihana was sued for trying to register its trademark in several foreign countries including Iran, and note from your Form 10-K that you have a stake in Benihana. Iran is identified by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government of Iran.

BFC does not, directly or indirectly through its subsidiaries, have any past, current or anticipated contacts with Iran, provide any services or products to Iran or have any agreements, commercial arrangements or other contacts with the government of Iran or entities controlled by the government of Iran.

BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock. These shares represent an approximate 9% ownership and voting interest in Benihana.

BFC Financial Corporation — 2100 West Cypress Creek Road, Fort Lauderdale, FL 33309 — TEL 954 940 4900 — FAX 954 940 4910

We would note that Benihana’s results are not consolidated in BFC’s financial statements. The shares of Benihana’s Common Stock which BFC owns are currently recorded on BFC’s consolidated statement of financial condition as securities available for sale, and BFC currently assesses the value of its investment in Benihana’s Common Stock using the market approach.

In any event, BFC has been advised by Benihana’s management that Benihana does not have any past, current or anticipated contacts with Iran, has not provided any services or products to Iran and has no agreements, commercial arrangements or other contacts with the government of Iran or entities controlled by the government of Iran. While you note press accounts of a trademark registration in Iran, the filing was made through the United States Patent and Trademark Office under the Madrid Protocol. The Madrid Protocol is an international treaty that allows a trademark owner to seek registration in any of the countries that have joined the Madrid Protocol (including Iran) by filing a single application. The Madrid Protocol is administered by the International Bureau of the World Intellectual Property Organization, and the resulting “international registration” is equivalent to the direct registration of the mark in the countries designated. The filing for trademark registration in Iran under the Madrid Protocol was subsequently withdrawn.

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our Form 10-K; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address the comment raised by the staff with respect to our Form 10-K. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4919. Thank you for your assistance.

Sincerely,

/s/ John K. Grelle
John K. Grelle
Executive Vice President and Chief Financial Officer

BFC Financial Corporation — 2100 West Cypress Creek Road, Fort Lauderdale, FL 33309 — TEL 954 940 4900 — FAX 954 940 4910